UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: 12/1/2021

(Date of earliest event reported - 11/6/21)

MYTHIC COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-3427237
State of other jurisdiction of incorporation orOrganization	(I.R.S. Employer Identification No.)

16 LAGOON CT, SAN RAFAEL, CA 94903

(Full mailing address of principal executive offices)

(415) 335-6370

(Issuer’s telephone number, including area code)

www.mythicmarkets.com

(Issuer’s website)

Series #ABL90 membership interests; Series #94BOX membership interests; Series #AF157 membership interests; Series #FF160 membership interests; Series #BHERO membership interests

(Securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On November 6, 2021, Series #94BOX (the “Series”), a series of Mythic Collection, LLC, a Delaware series limited liability company (the “Company”), sold for cash the asset known as 1994 Magic: The Gathering Booster Boxes, which is the underlying asset (the “Underlying Asset”) of the Series, for $87,625. The Series initially purchased the Underlying Asset for a price of $55,000.

The asset manager of the Series, Mythic Markets, Inc., has been appointed as liquidator of the Series and will distribute to members of the Series all of the remaining assets (which will consist solely of cash) of the Series after making provision for taxes and other liabilities of the Series. For the avoidance of doubt, the liquidator has not withheld, and will not withhold, any distributions to Series members for any member-owed taxes related to the gain on the sale of the Underlying Asset. After making the distribution payment to members of the Series, net of any outstanding taxes and other liabilities, the manager of the Series, Mythic Markets, Inc., intends to terminate and dissolve the Series because the Series will no longer have any assets, liabilities or business operations.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYTHIC COLLECTION, LLC

By: Mythic Markets, Inc, its sole managing member

Dated: December 1, 2021	By:	/s/ Joseph Mahavuthivanij
	Name:	Joseph Mahavuthivanij
	Title:	Chief Executive Officer

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